UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD Specialized Disclosure Report

MERIT MEDICAL SYSTEMS, INC.
(Exact name of the registrant as specified in its charter)

Utah	0-18592	87-0447695
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 West Merit Parkway, South Jordan, Utah	84,095
(Address of principal executive offices)	(Zip code)

Rashelle Perry	(801) 208-4343
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
√ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Merit Medical Systems, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 to this Form, is attached hereto and is publicly available at www.merit.com.

Item 1.02 Exhibit

Merit Medical Systems, Inc. has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibit

Item 2.01 Exhibit

The following report is filed as an exhibit to this Form.

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 30, 2014	MERIT MEDICAL SYSTEMS, INC.

	By:	/s/ RASHELLE PERRY
Chief Legal Officer